SECUR 13012189 SSION

CM

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2013
Washington DC
402

SEC FILE NUMBER
8- 66095

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01-01-12 (MM/DD/YY) AND ENDING 12-31-12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Everence Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1110 North Main Street
(No. and Street)

Goshen (City) Indiana (State) 46528 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kerri D. Lyle 574.533.9511
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BKD, LLP
(Name – *if individual, state last, first, middle name*)

200 East Main Street, Suite 700 (Address) Fort Wayne (City) Indiana (State) 46802 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CM
3/9/13

OATH OR AFFIRMATION

I, Kerri D. Lyle, swear (or affirm) that to the best of my knowledge and belief the accompanying financial statements and supplementary information pertaining to the firm of Everence Securities, Inc. as of December 31, 2012, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

Kerri D. Lyle
Signature

Secretary / Treasurer
Title

[Notary stamp: ... LEATHERMAN, Notary Public State of Indiana, Kosciusko County, My Commission Expires January 16, 2017]

Peggy A. Leatherman
Notary Public

This report contains: (check all applicable boxes)

- (xx) (a) Facing Page.
- (xx) (b) Statement of Financial Condition.
- (xx) (c) Statement of Income (Loss).
- (xx) (d) Statement of Cash Flows.
- (xx) (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ( ) (f) Statement of Changes in Liabilities Subordinated to claims of Creditors.
- (xx) (g) Computation of Net Capital.
- ( ) (h) Computation for Determination of Reserve Requirement Pursuant to Rule 15c3-3.
- ( ) (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ( ) (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ( ) (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- (xx) (l) An Oath or Affirmation.
- (xx) (m) A copy of the SIPC Supplemental Report.
- (xx) (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

"Confidential"

Everence

Everence Financial
1110 North Main Street
Post Office Box 483
Goshen, IN 46527
www.everence.com

Toll-free: (800) 348-7468
T: (574) 533-9511

February 26, 2013

SEC
Mail Processing
Section
FEB 2 8 2013
Washington DC
402

Securities and Exchange Commission
Registrations Branch
Mail Stop 8031
100 F Street, NE
Washington, DC 20549

Dear Sir or Madam:

Enclosed are 2 copies of the audited financial statements for Everence Securities, Inc, FEIN 83-0357718, for the year ending December 31, 2012. Please let me know if you need anything else.

Sincerely,

Kerri D. Lyle

Kerri D Lyle
Secretary/Treasurer
Everence Securities, Inc.

Everence Securities, Inc.

Report of Independent Registered Public Accounting Firm and Financial Statement

December 31, 2012

BKD LLP

CPAs & Advisors

Everence Securities, Inc.

Report of Independent Registered Public Accounting Firm
and Financial Statement

December 31, 2012

BKD LLP
CPAs & Advisors

Everence Securities, Inc.
December 31, 2012

Contents

BKD LLP
CPAs & Advisors

200 E. Main Street, Suite 700
Fort Wayne, IN 46802-1900
260.460.4000 Fax 260.426.2235 www.bkd.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Everence Securities, Inc.
Goshen, Indiana

Report on the Financial Statements

We have audited the accompanying statement of financial condition of Everence Securities, Inc. (Company) as of December 31, 2012, and the related notes to the statement of financial condition.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of the statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Everence Securities, Inc. as of December 31, 2012, in accordance with accounting principles generally accepted in the United States of America.

BKD, LLP

Fort Wayne, Indiana
February 18, 2013

Everence Securities, Inc.

Statement of Financial Condition
December 31, 2012

Assets		
Cash	$	111,395
Accounts receivable		7,548
Accounts receivable from affiliates		1,201
Prepaid expenses		203
Total assets	$	120,347
Liabilities and Stockholder's Equity		
Liabilities		
Accounts payable	$	502
Accounts payable to affiliates		3,397
Total liabilities		3,899
Stockholder's Equity		
Common stock, no par value 100,000 shares authorized, 150 shares issued and outstanding		150,000
Additional paid-in capital		275,000
Accumulated deficit		(308,552)
Total stockholder's equity		116,448
Total liabilities and stockholder's equity	$	120,347

Note 1: Nature of Operations and Summary of Significant Accounting Policies

Nature of Operations

Everence Securities, Inc. (Company), a wholly owned subsidiary of Everence Holdings, Inc. (EHLD), operates as a revenue-sharing broker dealer in order to receive gross dealer (wholesale) concessions directly from ProEquities, Inc. and load retention fees from Praxis Mutual Funds. Commission revenue related to gross dealer concessions represents approximately 88% of the Company's total revenue in 2012, 100% of which is from ProEquities, Inc. (an unrelated broker dealer). Revenue related to load retention represents approximately 12% of the Company's total revenue in 2012. The Company is a registered broker dealer with the Securities and Exchange Commission (SEC) and a member of the Financial Industry Regulatory Authority (FINRA).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash

Pursuant to legislation enacted in 2010, the FDIC fully insured all noninterest-bearing transaction accounts beginning December 31, 2010 through December 31, 2012, at all FDIC-insured institutions. This legislation expired on December 31, 2012. Beginning January 1, 2013, noninterest-bearing transaction accounts are subject to the $250,000 limit on FDIC insurance per covered institution. At December 31, 2012, the Company's cash accounts are noninterest-bearing and, therefore, fully insured.

Accounts Receivable

Accounts receivable consist mainly of commissions earned in December from ProEquities, Inc. Accounts receivable are generally received within 30 days of the time earned. The Company believes all outstanding amounts are fully collectible and has, therefore, not established an allowance for doubtful accounts.

Income Taxes

The Company files consolidated federal and state income tax returns with EHLD. The Company pays to EHLD, or is reimbursed by EHLD, based on the amount of taxes or benefits determined as if the Company filed separate returns, as computed on a regular tax basis. There are currently no differences between the financial statement and tax bases of assets and liabilities.

Uncertain tax positions are recognized if it is more likely than not, based on the technical merits, that the tax position will be realized or sustained upon examination. The term more likely than not

means a likelihood of more than 50 percent; the terms examined and upon examination also include resolution of the related appeals or litigation processes, if any. A tax position that meets the more-likely-than-not recognition threshold is initially and subsequently measured as the largest amount of tax benefit that has a greater than 50 percent likelihood of being realized upon settlement with a taxing authority that has full knowledge of all relevant information. The determination of whether or not a tax position has met the more-likely-than-not recognition threshold considers the facts, circumstances and information available at the reporting date and is subject to the management's judgment. With a few exceptions, the Company is no longer subject to U.S. federal, state and local or non-U.S. income tax examinations by tax authorities for years before 2008.

Note 2: Transactions With Affiliates

The Company is a member of an affiliated group of organizations served by Everence Services, LLC (ESVC) who provides administrative, management and equipment services based on an allocation of costs incurred. The building facilities are provided by Mennonite Church Buildings, Inc., a member of the affiliated group. Rent is based on space usage.

The Company has an agreement with MMA Distribution (MMAD) and Everence Capital Management (ECAP), affiliates, whereby MMAD and ECAP provide distribution and sales services for licensed registered representatives for the purposes of selling securities offered through ProEquities, Inc.

Note 3: Regulatory Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. In addition, equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2012, the Company had net capital of $111,666 which exceeded the minimum required amount by $106,666, and the Company's ratio of aggregate indebtedness to net capital was .035 to 1.

Note 4: Contingencies

Economic and Market Conditions

The economic and market climate continues to present broker/dealers with various challenges, which in some cases have resulted in large declines in the fair value of assets, declines in the volume of business, constraints on liquidity and difficulty obtaining financing. The financial statements have been prepared using values and information currently available to the Company.

Economic, financial and various market risks could adversely affect the Company's results of operations in future periods. Potential fluctuations and instability in the financial markets may significantly impact the volume of future sales, which could have an adverse impact on the Company's future operating results.

In addition, given the volatility of financial, market and regulation risks, the values of assets and liabilities recorded in the financial statements could change rapidly, which could negatively impact the Company's ability to maintain capital levels and sufficient liquidity.

Regulatory Matter

The Financial Industry Regulatory Authority (FINRA) recently completed an exam of the Company. The exam resulted in an exception related to certain agreements with affiliated organizations, Everence Services, LLC and MMA Distribution, Inc. and the amount of expenses paid to these affiliated entities based on the nature of the agreements. It is the opinion of management that the disposition or ultimate resolution of this finding will not impact the 2012 financial statements and will not have a material adverse effect on the financial position of the Company and results of its operations going forward.

General Claims

The Company is subject to claims that arise primarily in the ordinary course of business. It is the opinion of management that the disposition or ultimate resolution of such claims will not have a material adverse effect on the financial position, results of operations and cash flows of the Company.